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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)
                       (Amendment No. __)


              Consolidated Freightways Corporation
	      ------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
		  -----------------------------
                  (Title of Class of Securities)

                          209232-10-7
			 --------------
                         (CUSIP Number)

                         January 9, 2001
			 ---------------
     (Date of Event Which Requires Filing of This Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]    Rule 13d-1(b)

          [x]    Rule 13d-1(c)

          [ ]    Rule 13d-1(d)

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 2 of 8


 1    Name Of Reporting Person                             KEVIN DOUGLAS

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                 United States

                    5    Sole Voting Power			     -0-
   NUMBER OF
     SHARES	    6    Shared Voting Power		       1,098,000
  BENEFICIALLY
 OWNED BY EACH	    7    Sole Dispositive Power			     -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power              1,098,000

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                         1,098,000

10    Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares                                                 [ ]

11    Percent Of Class Represented By Amount In Row 9               5.0%

12    Type Of Reporting Person*					      IN

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 3 of 8


 1    Name Of Reporting Person                           CYNTHIA DOUGLAS

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                 United States

                    5    Sole Voting Power			     -0-
   NUMBER OF
     SHARES	    6    Shared Voting Power                   1,098,000
  BENEFICIALLY
 OWNED BY EACH	    7    Sole Dispositive Power                      -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power              1,098,000

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                         1,098,000

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9               5.0%

 12   Type Of Reporting Person*                                       IN

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 4 of 8

Item 1(a).  Name of Issuer.

	    Consolidated Freightways Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            16400 S.E. CF Way, Vancouver, WA  98683

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
	    Residence.

            The address of each reporting person is 4040 Civic
Center Drive, Suite 530, San Rafael, CA  94903.

Item 2(c).  Citizenship.

            Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common stock, $0.01 par value ("Common Stock").

Item 2(e).  CUSIP Number.

            209232-10-7

Item 3.     Type of Reporting Person.

            Not applicable.

Item 4.     Ownership.

            Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's most recent Form 10Q, there were 21,658,943 shares of Common Stock issued and outstanding as of October 31, 2000. As of the date of this filing, the following shares of Common Stock are held directly by the following persons:

     Person                           Common Stock
     ------                          Directly Owned
				     --------------
     Kevin Douglas                      1,055,000
     Cynthia Douglas                       43,000
                                        _________
     TOTAL                              1,098,000
                                        =========

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 5 of 8


            Because voting and investment decisions concerning the above securities may be made by Kevin Douglas, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
	    Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
	    Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, each reporting person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 6 of 8


                            Signature

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 18, 2001.



                                /s/ Kevin Douglas
                                ________________________________
                                          KEVIN DOUGLAS


                                /s/ Cynthia Douglas
                                ________________________________
                                         CYNTHIA DOUGLAS


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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 7 of 8


                          EXHIBIT INDEX



Exhibit A          Joint Filing Undertaking              Page 8

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 CUSIP No. 209232-10-7		SCHEDULE 13G		    Page 8 of 8


                    JOINT FILING UNDERTAKING

            The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  January 18, 2001.



                                /s/ Kevin Douglas
                                ________________________________
                                         KEVIN DOUGLAS


                                /s/ Cynthia Douglas
                                ________________________________
                                        CYNTHIA DOUGLAS